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                             May 21, 2024

       Jay J. Jackson
       Chief Executive Officer
       Abacus Life, Inc.
       2101 Park Center Drive, Suite 170
       Orlando, Florida 32835

                                                        Re: Abacus Life, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2024
                                                            File No. 333-279347

       Dear Jay J. Jackson:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Business
       Proprietary Technology Platforms Support Our Business, page 70

   1.                                                   We note your disclosure
on page 71 that you have begun developing
                                                        Abacusmarketplace.com,
and your reference to ABL Tech using blockchain capabilities on page 14. Please
disclose whether you have commenced business on these platforms. If so, disclose the total
number of transactions or sales that have occurred on each platform.
                                                        Also, for each
operational platform, disclose how transactions are validated, and who validates transactions
and maintains the ledger. If you have not commenced business on this platform, disclose
the following: any known or anticipated material commitments for capital expenditures,
the sources of funds for such expenditures, and your expected timing with respect to
business development. Also, if you are dependent on third party vendors or developers for the
creation or operation of your blockchain, revise the disclosure to name those vendors and
clarify the reliance.
 Jay J. Jackson
Abacus Life, Inc.
May 21, 2024
Page 2


2. We note your disclosure on page 71 that Abacusmarketplace.com will provide blockchain tertiary trading, servicing and valuation platform for trading life insurance policies. Please clarify, whether you are providing the underlying technology or whether you will effectively operate the exchange or trading platform on behalf of your clients or customers. Please provide us with a detailed explanation of how the Abacusmarketplace.com platform acquires, transfers, and records the offer and sale of any
       policies. Also, clarify the extent to which the platform will facilitate the sale of fractional interests in a policy, and how the platform provides adequate actuarial data on the policy to facilitate the evaluation of that policy, including any scoring provided by your other platforms/products.
3. Provide us your analysis as to whether the operation of the Abacusmarketplace.com platform impacts your obligations as a license producer of life settlements, if policies are bought and sold using your product.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                              Sincerely,
FirstName LastNameJay J. Jackson
                                                              Division of
Corporation Finance
Comapany NameAbacus Life, Inc.
                                                              Office of Finance
May 21, 2024 Page 2
cc:       Ryan Maierson, Esq.
FirstName LastName